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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2001
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                               AMENDMENT NO. 6 TO
                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                             HARCOURT GENERAL, INC.
                            (NAME OF SUBJECT COMPANY)

                             HARCOURT GENERAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     Common Stock, Par Value $1.00 Per Share
        Series A Cumulative Convertible Stock, Par Value $1.00 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   41163G 10 1
                                   41163G 20 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              --------------------

                                 ERIC P. GELLER
                             HARCOURT GENERAL, INC.
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02467
                                 (617) 232-8200

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                    BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

// Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                 AMENDMENT NO. 6
                                TO SCHEDULE 14D-9

         This Amendment No. 6 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 initially filed with the Securities and Exchange Commission ("SEC") on November 8, 2000, by Harcourt General, Inc. (the "Company"), Amendment No. 1 filed with the SEC on November 20, 2000 by the Company, Amendment No. 2 filed with the SEC on December 6, 2000 by the Company, Amendment No. 3 filed with the SEC on December 19, 2000, Amendment No. 4 filed with the SEC on December 19, 2000 and Amendment No. 5 filed with the SEC on January 8, 2001 by the Company (as amended, the "Schedule 14D-9") relating to the tender offer by REH Mergersub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), at a price of $59.00 per share, and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares"), at a price of $77.29 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2000 and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on November 8, 2000.

         The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The first sentence of the fourth paragraph in the section "Reed Elsevier's Plans for the Company" is amended to read in its entirety as follows:

         "Under the Sale and Purchase Agreement, Reed Elsevier has agreed not to take certain actions under the Merger Agreement, including without limitation with respect to waiving any conditions to the Offer, which would in any manner materially prejudice Thomson's position or obligations under the Sale and Purchase Agreement, without the prior written consent of Thomson (which consent shall not be unreasonably withheld)."

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

         "In order to accommodate the Antitrust Division's timetable for review of both the purchase of Shares pursuant to the Offer and the Subsequent Transaction, on January 17, 2001 the Antitrust Division and Reed Elsevier reached an understanding that after both Reed Elsevier and Harcourt have certified substantial compliance with, respectively, the second request and



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civil investigative demand issued in connection with the purchase of Shares pursuant to the Offer, Reed Elsevier will not, prior to March 20, 2001, consummate the Offer unless both Thomson and Harcourt have received early termination or expiration of the second waiting period for the Subsequent Transaction."


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 18, 2001           HARCOURT GENERAL, INC.


                                  By: /s/ ERIC P.GELLER
                                      -------------------------------
                                  Name:   Eric P. Geller
                                  Title:  Senior Vice President, General
                                          Counsel and Secretary






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                                  EXHIBIT INDEX

         (a)(1) Offer to Purchase, dated November 8, 2000 (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8,
                           2000).

         (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of the Purchaser filed on November 8, 2000).

         (a)(3)            Letter to Stockholders dated November 8, 2000.*

         (a)(4)            Press Release, dated October 27, 2000.*

         (a)(5)            Opinion of Goldman Sachs dated October 27, 2000.*

         (a)(6) Instructions for Participants in Harcourt's Dividend Reinvestment Plan.*

         (a)(7) Press Release of Reed Elsevier dated January 8, 2001 (incorporated by reference to Exhibit (a)(10) of Amendment No. 5 to the Schedule TO of the Purchaser filed on January 8, 2001).

         (e)(1) Agreement and Plan of Merger dated as of October 27, 2000 among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser dated November 8, 2000).

         (e)(2) Confidentiality Agreement, dated June 28, 2000, between Reed Elsevier plc and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of the Purchaser filed on November 8,
                           2000).

         (e)(3)            The Information Statement of the Company, dated
                           November 8, 2000.*


---------------------------
* Previously filed